REPLICEL LIFE SCIENCES INC.
Change of Auditor Notice

To:                       British Columbia Securities Commission
 Alberta Securities Commission
 Ontario Securities Commission
And to:                Mao & Ying LLP
Re:	Notice of Change of Auditor pursuant to Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”)
Pursuant to Section 4.11 of NI 51-102, Replicel Life Sciences Inc. (the “Company”) hereby gives notice that it has received the consent of Mao & Ying LLP (“Mao & Ying”) to act as auditor of the Company. In accordance with NI 51-102, the Company hereby states that:
1.	BDO issued a resignation letter on its own initiative as auditors of the Company effective July 15, 2022;
2.	the resignation of BDO was not considered or approved by the audit committee of the Company or the board of directors of the Company;
3.	the appointment of Mao & Ying was approved by the audit committee and the board of directors of the Company;
4.
there was no modified opinion expressed in BDO’s report on any of the Company’s financial statements relating to the period commencing at the beginning of the Company’s two most recently completed financial years and ending on the date of resignation of BDO; and

5.	there have been no “reportable events” within the meaning assigned under subsection 4.11(1) of NI 51-102.

DATED the 6th day of December, 2022.

BY ORDER OF THE BOARD OF DIRECTORS
OF REPLICEL LIFE SCIENCES INC.

/s/ Andrew Schutte
Andrew Schutte
Chief Executive Officer and Director